FINPRO BINDERS

ONEAMERICA FUNDS, INC.

NOVEMBER 1, 2013 TO NOVEMBER 1, 2014

CONTENTS

1.  Binders

2.  Reporting Requirements

MARSH

1           Binders

OCTOBER 31, 2013
The information contained in this document provides only a general overview of subjects covered is not intended to be taken as advice regarding any individual situation and should not be relied upon as such. Insureds should consult their Insurance and legal advisors regarding specific coverage issues. All insurance coverage is subject to the terms, conditions, and exclusions of the applicable individual policies Marsh cannot provide any assurance that Insurance can be obtained for any particular client or for any particular risk.

MARSH & McLENNAN COMPANIES

Professional Lines Group

October 29, 2013

James Cook
Marsh USA, Inc. [Chicago]
540 W. Madison Street, 12th Floor
Chicago, IL 60661

Re:           OneAmerica Funds, Inc.
AXIS Side "A" Solution Directors & Officers Liability With Difference in Conditions Policy

Dear James,

Thank you for thinking of AXIS Financial Institutions. We are pleased to offer the following Conditional Binder Bill for the above captioned account as per the quote letter dated September 18, 2013.

Insurer:                                   AXIS Insurance Company

Parent Company:                  OneAmerica Funds, Inc.
Address:                                P.O. Box 368, One American Square
INDIANAPOLIS, IN 46206

Policy Number:                     MCN763837/01/2013

Policy Form:                          AXIS Side A Solution Policy Form

Policy Period:                        From 12:01 AM (Local time at the address stated above) on November 01, 2013
To 12:01 AM (Local time at the address stated above) on November 01, 2014

Limits of Liability *:             $10,000,000
* Equals Maximum aggregate Limit of Liability for all Claims

Extended Reporting Period:
(A) Additional Premium: 125 percent of annualized premium for the policy period
(B) Extended Reporting Period: 1 Year(s)

Pending and Prior Claim Date:  November 01, 2011

Endorsements Effective at Inception:

- Premium addendum (adds premium to dec page) MU 7046 (01 06)
- Amend in Section VII, B, 1(a) to increase threshold to 25% SA 1019 (07 09)
- Amend definition of application to limit of inclusion of public filings to 12 months prior SA 1011 (12 09)
- Amend definition of loss to include civil penalties under FCPA (manuscript)
- Amend definition on non-profit entity to include all non-profits SA 1023 (03 10)
- Pending and Prior Litigation Exclusion – limit to prior D & O litigation or proceedings (manuscript)
- Delete “any judgment or” and “add final non-appealable adjudication” in Section IV.B.2 SA 1020 (12 09)
- Amend Notices Section to include email for first notice of claim MU 1078 (05 09)
- In Section VII.A. delete allocation provision as regards to loss jointly shared with others or uncovered loss (manuscript)
- Amend subrogation to limit subrogation against an Insured Person to personal conduct exclusions, if applies (manuscript)
- Add section 11, 12 & 15 coverage so that the Insurer will not assert that any loss is uninsurable due violations of these sections of the SEC Act of 1933 (manuscript)
- Amend the definition of claim to include written request to toll or waive statute of limitations, relating to a potential D&O claim and include ADR proceedings (manuscript)
- Amend definition of Change in Control by deleting item #3, “the court appointment of any person or entity with authority comparable to that of the Insured Individual to liquidate or reorganize the Parent Company (manuscript)
- Delete the Bodily Injury Exclusion – Section IV, A 2. (manuscript)
- Amend the Defense and Settlement Clause by inserting the words “fails or” before refuses to advance defense costs in the first and second line of the last paragraph (manuscript)
- Removal of rescission clause SA 1003 (06 06)
- Delete exclusion B, Insured vs. Insured Exclusion (manuscript)

Base Premium:                                                       $49,925
Taxes, Surcharges & Assessments:                  $0
Terrorism Premium:                                              no separate additional charge
Total Premium:                                                      $49,925

Commission:                                                         15% (commission only calculated on base premium)

Receipt, review and acceptance in writing by AXIS underwriters of the following additional information must occur no later than:

If any of the above requested items are not received, reviewed, and accepted by AXIS underwriters, and acknowledged as such in writing, by the above specified date then this Conditional Binder Bill and any policy issued pursuant thereto will be automatically deemed null and void ab initio (as if it had never existed) and have no effect. The payment of premium or the issuance of any policy shall not serve to waive the above requirements.

Further, a condition precedent to coverage afforded by this Conditional Binder Bill is that no material change in the risk occurs and no submission is made to the Insurer of a claim or circumstances that might give rise to a claim between the date of this Conditional Binder Bill and the inception of the proposed Policy Period. Premium is due 30 days from the effective date of the policy. This Conditional Binder Bill is valid until issuance of the policy. Please consider this your invoice for accounting purposes.

Lockbox Address:
AXIS U.S. Insurance
P.O. Box 932745
Atlanta, GA 31193-2745

Overnight Address:
Wells Fargo Bank
Attn: Lockbox 932745
3585 Atlanta Ave.
Hapeville, GA 30354

Wire Transfer:
Wells Fargo Bank, N.A.
Atlanta, GA
ABA: 121000248
Account Name: AXIS U.S. Insurance
Account Number: 2000015141499
Reference: OneAmerica Funds, Inc. (MCN763837/01/2013)

AXIS Payment Terms -- Premium is due 30 days from the effective date of the policy.

These payment terms apply to policies written by AXIS Surplus Insurance Company, AXIS Specialty
Insurance Company, AXIS Reinsurance Company and AXIS Insurance Company.

If you have any questions regarding premium payments to AXIS U.S. Insurance, please call the Premium
Accounting Department at 678-746-9400.

Notice of Claim(s) To Be Sent To:                                                                           All Other Notices To Be Sent To:
AXIS Financial Insurance Solutions Claims                                                          AXIS Financial Insurance Solutions
Address:                Connell Corporate Park                                                             Address:                      Connell Corporate Park
300 Connell Drive                                                                                                             300 Connell Drive
P.O. Box 357                                                                                                                       P.O. Box 357
Berkeley Heights, NJ 07922-0357                                                                                   Berkeley Heights, NJ 07922-0357
Facsimile: (908) 508-4389                                                                                                 Facsimile: (908) 508-4301
Toll-Free Number: (866) 259-5435                                                                                 Toll-Free Number: (866) 259-5435

For other questions, please speak with our underwriters. To locate the AXIS Professional Lines underwriting office nearest you, please see the Contact List on our website at www.axiscapital.com/fi.

Thank you for all of your hard work and support. It is greatly appreciated.

Best regards,

Tom McArdle
Senior Vice President
AXIS Financial Institutions
303 West Madison Street, Suite 500
Chicago, IL 60606
Email: Thomas.McArdle@axiscapital.com

POLICYHOLDER DISCLOSURE
NOTICE OF TERRORISM
INSURANCE COVERAGE

Coverage for acts of terrorism is included in your policy. You are hereby notified that an "act of Terrorism”, as defined in Section 102(1) of the Terrorism Risk Insurance Act, as amended (the “Act”), means any act that is certified by the Secretary of the Treasury – in concurrence with the Secretary of State, and the Attorney General of the United States – to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion. Under your coverage, any losses resulting from certified acts of terrorism may be partially reimbursed by the United States Government under a formula established by the Terrorism Risk Insurance Act, as amended. However, your policy may contain other exclusions which might affect your coverage, such as an exclusion for nuclear events. Under the formula, the United States Government generally reimburses 85% of covered terrorism losses exceeding the statutorily established deductible paid by the insurance company providing the coverage. The Terrorism Risk Insurance Act, as amended, contains a $100 billion cap that limits U.S. Government Reimbursement as well as insurers’ liability for losses resulting from certified acts of terrorism with the  amount of such losses exceeds $100 billion in any one calendar year. If the aggregate insured losses for all insurers exceed $100 billion, your coverage may be reduced.

Please note that your policy includes the terrorism coverage required to be offered by the Act, and that no separate additional premium charge has been made for such terrorism. The policy premium does not include any charges for the portion of losses covered by the United States government under the Act.

NOTICE TO BROKER
MANDATORY POLICYHOLDER DISCLOSURE
RE: TERRORISM INSURANCE COVERAGE

We are required by the Terrorism Risk Insurance Act, as amended (the "Act"), to provide policyholders with clear and conspicuous disclosure of the premium we are charging for terrorism coverage and the Federal share of compensation for such coverage. This notice must be provided at the time of offer, purchase and renewal of the policy.

We have provided you with a notice that meets the Act's requirements. You are instructed to deliver a copy of this notice to our insured.

Includes copyrighted material 2007 National Association of Insurance Commissioners

IMPORTANT NOTICE CONCERNING
U.S. TREASURY DEPARTMENT’S
OFFICE OF FOREIGN ASSETS CONTROL (“OFAC”)

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of the Policy. You should read the Policy and review the Declarations page for complete information on the coverages provided.

This Notice provides information concerning possible impact on the insurance coverage due to directives issued by OFAC. Please read this Notice carefully.

OFAC administers and enforces sanctions policy, based on Presidential declarations of “national emergency”. On an ongoing basis OFAC identifies and lists numerous individuals, entities and sanctions with respect to a particular country, including, but not limited to:

•	Foreign agents;
•	Front organizations;
•	Terrorists;
•	Terrorist organizations; and
•	Narcotics traffickers;

As “Specially Designated Nationals and Blocked Persons”. This list can be located on the United States Treasury’s website -http://www.treasury.gov/offices/enforcement/ofac/

In accordance with OFAC regulations, if it is determined that an Insured or any person or entity claiming the benefits of this insurance has violated U.S. sanctions laws or regulations or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to the laws and regulations administered and enforced by OFAC. When an insurance policy is considered to be a blocked or frozen contract, no payments or premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments may also apply.

Professional Lines Group

October 29, 2013

James Cook
Marsh USA, Inc.
540 W. Madison, Suite 1200
Chicago, IL 60661

Re:           OneAmerica Funds, Inc.
Financial Institution Bond Standard Form No. 14 Binder Bill

Dear Jim:

Thank you for thinking of AXIS Financial Institutions. We are pleased to offer the following Conditional Binder Bill for the above captioned account as per the quotation dated October 10, 2013:

Name of Insured and Principal Address:                         OneAmerica Funds, Inc.
One America Square
Indianapolis, IN 46282

Underwriter:                      AXIS Insurance Company

Bond Number:                  MCN770337/01/2013

Bond Period:                    From 12:01 a.m. on November 1, 2013 To 12:01 a.m. on November 1, 2014, at the address stated above
Bond Form:                      Financial Institution Bond Standard Form No. 14

Limits of Liability and Deductibles:

Aggregate Limit of Liability of the Underwriter for the Bond Period: $N/A

Insuring Agreement                                                 Single Loss Limit of Liability                                                          Single Loss Deductible
(A) Fidelity                                                                $1,250,000                                                        $0
(B) On Premises                                                        $1,250,000                                                        $5,000
(C) In Transit                                                             $1,250,000                                                        $5,000
(D) Forgery or Alteration                                        $1,250,000                                                        $5,000
(E) Securities                                                             $1,250,000                                                        $5,000
(F) Counterfeit Currency                                         $1,250,000                                                        $5,000

Optional Insuring Agreements and Coverages                            Single Loss Limit of Liability                                   Single Loss Deductible
-Computer Systems Fraud                                                                $1,250,000                                                  $5,000
-Uncollectible Items of Deposit                                                       $25,000                                                           $5,000
-Unauthorized Signatures                                                                 $25,000                                                           $5,000
-Audit Expense                                                                               $25,000                                                           $5,000
-Stop Payment Liability                                                                     $25,000                                                           $5,000
-Destruction of Data by Virus                                                          $25,000                                                           $5,000
-Destruction of Data by Hacker                                                       $25,000                                                           $5,000

Bond Period Premium:
Base Premium:                                                                             $3,150
Taxes, Fees, Surcharges, and Assessments:                             $0
Total Bond Period Premium:                                                         $3,150

Riders:
-Add ERISA Compliance Rider SR6145b

- Amend Insuring Agreement F to money issued by “any” country (manuscript);
- Add Notification of Cancellation to the SEC SR5834c;
- Add Computer Systems Fraud SR6196;
- Add Uncollectible Items of Deposit (manuscript);
- Add Unauthorized Signatures (manuscript);
- Add Audit Expense (manuscript).
- Add Stop Payment Liability (manuscript);
- Add Central Handling of Securities SR5967e;
- Amend Fidelity Insuring Agreement (A) to include “Larceny or Embezzlement” (manuscript)
- Add to the Definition Section 1 (t) Larceny and Embezzlement as it applies to acts set forth in Section 37 of the 1940 Act (manuscript);
- Amend Definition of Employee (Section 1 e) to include any officer, partner, or Employee of an investment advisor, an underwriter, a transfer agent or shareholder accounting record keeper, or an administrator defined under the 1940 act (manuscript);
- Amend Termination (Section 12) by providing 60 days notice to each investment company and the SEC (manuscript);
- Amend Change of Control – Notice (Section C) Insured to give underwrite 30 days notice for change in control (as set forth in Section 2(a) (9) of the Investment Company Act of 1940), include 60 days notice to the SEC for modification of the bond (manuscript);
- Destruction of Data by Virus (manuscript)
- Destruction of Data by Hacker (manuscript)
- Application Endorsement MU1032

Commission payable is 15%.

Receipt, review, and acceptance in writing of the following additional information must occur no later than:

1.  None

If any of the above requested items are not received, reviewed, and accepted by AXIS underwriters, and acknowledged  as such in writing, by the above specified date then this Conditional Binder Bill and any bond issued pursuant thereto will be automatically deemed null and void ab initio (as if it had never existed) and have no effect. The payment of premium or the issuance of any bond shall not serve to waive the above requirements.

Further, a condition precedent to coverage afforded by this Conditional Binder Bill is that no material change in the risk occurs and no submission is made to the Underwriter of a claim or circumstances that might give rise to a claim between the date of this Conditional Binder Bill and the inception of the proposed Bond Period.  This Conditional Binder Bill is valid through ninety (90) days from the date of this document.

Please consider this your invoice for accounting purposes. Premium is due thirty (30) days from the effective date of the Bond Period. Please remit payment via any one of the following delivery options:

U.S. Mail:                                           Overnight Mail:                                                   Wire Transfer:
AXIS Insurance                                Wells Fargo Bank, N.A.                                     Wells Fargo Bank, N.A.
P.O. Box 932745                                 Attn: Lockbox 932745                                         Atlanta, GA
Atlanta, GA 31193-2745                   3585 Atlanta Avenue                                          ABA Routing Number:  121000248
             Hapeville, GA 30354                                            SWIFT Code:  PNBPUS33
    Account Name:  AXIS US Insurance
    Account Number:  2000015141499
    If you experience a problem, please
    contact Wells Fargo at (800) 521-5006.

ALL PAYMENTS MUST REFERENCE THE NAME OF INSURED AND BOND NUMBER.

If you have any questions regarding premium payments to AXIS, please call the Premium Accounting Department at (678) 746-9400. For other questions, please speak with our underwriters.  To locate the AXIS Professional Lines underwriting office nearest you, please see the Contact List on our website at www.axiscapital.com.

Notice of Claim(s) To Be Sent To:                                                             All Other Notices To Be Sent To:
AXIS Insurance Company                                                                         AXIS Insurance Company
Professional Lines Claims                                                                           Professional Lines
Address:                Connell Corporate Park                                              Address:   Connell Corporate Park
300 Connell Drive                                                                   300 Connell Drive
P.O. Box 357                                                                              P.O. Box 357
Berkeley Heights, NJ 07922-0357                                                   Berkeley Heights, NJ 07922-0357
Toll-Free Fax:  (866) 770-5630                                                                    Telephone:  (908) 508-4300
E-mail:  USClaimNoticeBH@axiscapital.com                                           Fax:  (908) 508-4301

Best regards,

Paul Ma
Axis Insurance
Assistant Vice President
Crime & Fidelity Unit
Professional Lines Division
Axis Insurance
1211 Avenue of the Americas
New York, NY 10036
Tel:  212-500-7754
Email:  paul.ma@axiscapital.com

IMPORTANT NOTICE CONCERNING
U.S. TREASURY DEPARTMENT’S
OFFICE OF FOREIGN ASSETS CONTROL (“OFAC”)

No coverage is provided by this Notice nor can it be construed to replace any provisions of the bond. You should read the bond and review the Declarations page for complete information on the coverages provided.

This Notice provides information concerning possible impact on the insurance coverage due to directives issued by OFAC. Please read this Notice carefully.

OFAC administers and enforces sanctions policy, based on Presidential declarations of “national emergency”. On an ongoing basis OFAC identifies and lists numerous individuals, entities, and sanctions with respect to a particular country, including, but not limited to:

•	Foreign agents;
•	Front organizations;
•	Terrorists;
•	Terrorist organizations; and
•	Narcotics traffickers;

as “Specially Designated Nationals and Blocked Persons”.  This list can be located on the United States Treasury’s web site: http://www.treasury.gov/offices/enforcement/ofac/.

In accordance with OFAC regulations, if it is determined that an Insured or any person or entity claiming the benefits of this insurance has violated U.S. sanctions laws or regulations or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to the laws and regulations administered and enforced by OFAC. When an insurance policy is considered to be a blocked or frozen contract, no payments or premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments may also apply.

FRAUD WARNINGS

Notice to Arkansas Applicants: Any person who knowing presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.

Notice to Colorado Applicants: It is unlawful to knowingly provide false, incomplete, or misleading facts or information to an insurance company for the purpose of defrauding or attempting to defraud the company. Penalties may include imprisonment, fines, denial of insurance and civil damages. Any insurance company or agent of an insurance company who knowingly provides false, incomplete, or misleading facts or information to a policyholder or claimant for the purpose of defrauding or attempting to defraud the policyholder or claimant with regard to a settlement or award payable from insurance proceeds shall be reported to the Colorado division of insurance within the department of regulatory agencies.

Notice to District of Columbia Applicants: Warning: It is a crime to provide false or misleading information to an insurer for the purpose of defrauding the insurer or any other person. Penalties include imprisonment and/or fines. In addition, an insurer may deny insurance benefits if false information materially related to a claim was provided by the applicant.

Notice to Florida Applicants: Any person who knowingly and with intent to injure, defraud, or deceive any insurer files a statement of claim or an application containing any false, incomplete or misleading information is guilty of a felony of the third degree.

Notice to Kansas Applicants: Any person who knowingly and with intent to defraud any insurance company or another person files an application for the issuance of, or the rating of, an insurance policy or statement of claim or any written statement containing any materially false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime and subjects the person to criminal penalties.

Notice to Kentucky Applicants: Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any materially false information, or conceals, for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime.

Notice to Louisiana and New Mexico Applicants: Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to civil fines and criminal penalties.

Notice to Maine Applicants: It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties may include imprisonment, fines or a denial of insurance benefits.

Notice to Maryland Applicants: Any person who knowingly or willfully presents a false or fraudulent claim for payment of a loss or benefit or who knowingly or willfully presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.

Notice to New Jersey Applicants: Any person who includes any false or misleading information on an application for an insurance policy is subject to criminal and civil penalties.

Notice to Ohio Applicants: Any person who, with intent to defraud or knowing that he is facilitating a fraud against an insurer, submits an application or files a claim containing a false or deceptive statement is guilty of insurance fraud.

Notice to Oklahoma Applicants: Any person who knowingly, and with intent to injure, defraud or deceive any insurer, makes any claim for proceeds of an insurance policy containing any false, incomplete or misleading information is guilty of a felony.

Notice to Oregon Applicants: Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents materially false information in an application for insurance may be guilty of a crime and may be subject to fines and confinement in prison.

Notice to Pennsylvania Applicants: Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime and subjects such person to criminal and civil penalties.

Notice to Puerto Rico Applicants: Any person who knowingly and with the intention of defrauding presents false information in an insurance application, or presents, helps, or causes the presentation of a fraudulent claim for the payment of a loss or any other benefit, or presents more than one claim for the same damage or loss, shall incur a felony and, upon conviction, shall be sanctioned for each violation with the penalty of a fine of not less than five thousand dollars ($5,000) and not more than ten thousand dollars ($10,000), or a fixed term of imprisonment for three (3) years, or both penalties. Should aggravating circumstances be present, the penalty thus established may be increased to a maximum of five (5) years, if extenuating circumstances are present, it may be reduced to a minimum of two (2) years.

Notice to Rhode Island Applicants: Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison.

Notice to Tennessee, Virginia and Washington Applicants: It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.

2           Reporting Requirements

Side A- AXIS

All notices under any provision of this Policy must be made in writing and delivered by prepaid express courier, certified mail or fax. Notices to the Insured Individuals shall be given to the Parent Company. Notices to the Insurer shall be given to the appropriate party at the address set forth in Item 5 in the Declarations. Notices given as described above shall be deemed to be received and effective upon actual receipt thereof by the addressee or one day following the date such notices are sent, whichever is earlier.

“New notices of Claims may be delivered via e-mail to USClaimNoticeBh@axiscapital.com. Only new notices are accepted via e-mail.”

All other provisions remain unchanged.

Notice of Claim to Be Sent to:

AXIS Financial Insurance Solutions Claims
Address:                Connell Corporate Park
300 Connell Drive
P.O. Box 357
Berkeley Heights, NJ  07922-0357
Facsimile:  (866) 770-5630
Toll-Free Number:  (866) 259-5435
Email:  USClaimNoticeBh@axiscapital.com

FI Bond- AXIS

General Agreements Section

NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED-ELECTION TO DEFEND

The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured's liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond.
Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured's name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

OCTOBER 31, 2013
The information contained in this document provides only a general overview of subjects covered, is not intended to be taken as advice regarding any individual situation, and should not be relied upon as such. Insureds should consult their insurance and legal advisors regarding specific coverage issues. All insurance coverage is subject to the terms, conditions, and exclusions of the applicable individual policies. Marsh cannot provide any assurance that insurance can be obtained for any particular client or for any particular risk.

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys' fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.

If the Insured does not give the notices required in subsection (a) of Section 5 of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys' fees, costs and expenses incurred by the Insured.

With respect to this General Agreement, subsections (b) and (d) of Section 5 of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

Conditions and Limitations Section

NOTICE/PROOF-LEGAL PROCEEDINGS AGAINST UNDERWRITER

(a)           At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.
(b)           Within 6 months after such discovery, the lnsured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.
(c)           Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.
(d)           Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.
(e)           If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.
(f)           This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by anyone other than the named Insured.

Notices to the Underwriter must be given by mail, e-mail or fax as follows:

Notice of Claim:

Attn: AXIS Financial Insurance Solutions Claims
300 Connell Drive 300 Connell Drive
P.O. Box 357
Berkeley Heights, NJ 07922-0357
Facsimile: (908) 508-4389
E-mail: USClaimNoticeBH@axiscapital.com

In addition to sending all notices to the above address, please mail a copy of the litigation and all relevant correspondence to:

Jim Cook | Marsh FINPRO
540 W. Madison | Chicago IL 60661
Phone: (312) 627- 6445| Facsimile: (312) 627-6272
Email:  james.s.cook@marsh.com

This explanation of the reporting provisions of your policy has been provided in order to assist you in understanding and complying with the policy's requirements. In the event of a question or disagreement with your insurer concerning interpretation of the policy's reporting requirements as applied to the reporting of a specific claim, loss, occurrence, incident, offense or lawsuit, the actual policy wording, which is the contract between you and the insurer, and not Marsh's explanation of that language, will be controlling.  Marsh, as an insurance representative, does not provide legal advice, and this explanation should not be relied upon as a legal interpretation of the policy provisions.

Marsh USA Inc.
540 W. Madison
Chicago, IL 60661-3630
+1 312 627 6000

ONEAMERICA FUNDS, INC.
INDIANAPOLIS, INDIANA

CERTIFICATE OF RESOLUTION
FOR AFFIRMATION OF FIDELITY BOND

I, Richard M. Ellery, do hereby certify that I am the duly elected and qualified Secretary to the Board of Directors of OneAmerica Funds, Inc., a Maryland Corporation (the "Fund"), and further certify that the following resolution was adopted unanimously by the Board of Directors of the Fund at a meeting duly held on November 15, 2013, at which a quorum was at all times present and that such resolution has not been modified nor rescinded and is in full force and effect as of the date hereof.

RESOLVED, That after taking into consideration all relevant factors concerning the fidelity bond underwritten by Axis covering the assets of OneAmerica Funds, Inc., including the amount of the bond and the amount of the premium and having determined that the coverage is reasonable, said bond be, and it hereby is, affirmed as required by Rule 17g-1(d) of the Investment Company Act of 1940.

FURTHER RESOLVED, That the Secretary and the Assistant Secretary are hereby directed to file such filings related to the fidelity bond with the Securities and Exchange Commission as required by federal securities laws.

IN WITNESS WHEREOF, I have hereunto set my hand and the seal of OneAmerica Funds, Inc., as of this 17th day of December 2013.

/s/ Richard M. Ellery

Richard M. Ellery
Secretary & Chief Compliance Officer to the Board of Directors
OneAmerica Funds, Inc.

{Seal}